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April 25, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405

Attn:	Mara Ransom, Assistant Director
Lilyanna Peyser, Legal Branch Chief
Scott M. Anderegg

Re:	China Recycling Energy Corporation Registration Statement on Form S-3
Filed March 10, 2014 File No. 333-194470

Dear Ms. Ransom:

On behalf of our client, China Recycling Energy Corporation (“CREG” or the “Company” and sometimes referred to as “we” or “our”), this firm is filing a response to the SEC Comment Letter, dated April 3, 2014, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your April 3, 2014 comment letter followed by our response.

General

Comment 1.	General Instruction I.A.3.(b) of Form S-3 requires that a registrant file in a timely manner all reports required to be filed during the twelve calendar months and any portion of a month immediately preceding the filing of the registration statement. In this regard, we note that the Form 8-K filed on September 16, 2013 does not appear to have been timely filed, given that the relevant event date was September 5, 2013. Therefore, it does not appear that you have satisfied the eligibility requirement set forth in General Instruction I.A.3.(b) of Form S-3. Please advise.

United States Securities and Exchange Commission

April 25, 2014

Response:

As explained in my telephone message exchange with Mr. Anderegg, the Form 8-K, although unclear in the form submitted, was, in fact, timely filed on September 16, 2013.

The Form 8-K, as well as the underlying transaction documents attached as Exhibits 10.1 and 10.2 to the Form 8-K, inaccurately reflected an “as of” effective date as the date of execution.

The date pre-printed on the cover page of the agreement was intended to reflect the effective date of the agreement and not the date that a definitive, binding agreement was entered into by the parties (i.e., the execution date), even though that cover page expressly states that the agreement was “signed on September 5, 2013.” The agreement also states clearly in Item Eighteen "Others", paragraph 5, that the agreement "will take effect upon the Parties or their representatives execution of the Agreement." The Company signed the agreement on September 5, 2013 and sent it to the counterparty Pucheng Xin Heng Yuan Biomass Power Generation Corporation for execution and return. However, Pucheng Xin Heng Yuan Biomass Power Generation Corporation, did not sign and enter into the Biomass Power Generation Asset Transfer Agreement and the Biomass Power Generation Project Lease Agreement until September 11, 2013. Attached as Appendix A please find a Signed Confirmation Letter from Pucheng Xin Heng Yuan Biomass Power Generation Corporation confirming, and attesting to, the September 11, 2013 execution date. Upon receipt of the counterparty's signed signature page, the Company promptly prepared and filed the Form 8-K within the required time limit.

As the parties did not actually enter into a binding, reportable transaction until September 11, 2013, the Company's filing on September 16, 2013 was timely. To clarify the language of the Form 8-K and reflect the accurate execution date, the Company is prepared to file an amendment to the at-issue Form 8-K. However, given the clarification provided by this correspondence filing, combined with the fact that an untimely filing under Item 1.01 would not on a standalone basis affect S-3 eligibility, the Company is respectfully requesting that it not be required to do so.

In addition, as reflected in the Form S-3 filed on March 10, 2014, the settlement and closing of the unregistered securities issuance to Pucheng Xin Heng Yuan Biomass Power Generation Corporation, necessitating disclosure under Item 3.02, did not occur until October 29, 2013.

Selling Stockholders, Page 5

Comment 2:	Please disclose whether the selling shareholder is a registered broker-dealer or an affiliate of a broker dealer. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must be on a form for which the registrant is eligible to make a primary offering and identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling shareholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please amend the registration statement to be on form for which the registrant is eligible to make a primary offering and disclose that the seller is an underwriter. We may have additional comments upon review of your response.

Response:

With this Response Letter we are confirming that to the Company's best knowledge, the selling shareholder is not a registered broker-dealer or an affiliate of a broker dealer .

United States Securities and Exchange Commission

April 25, 2014

Exhibit 5.1 – Opinion of McKenna Long & Aldridge LLP

Comment 3:	We note the language in the fifth paragraph of the legal opinion, which states that the opinion “may not be furnished to, quoted from or relied upon by any other person, firm, or corporation without our express written consent.” This language appears to limit the ability of investors to rely upon the legal opinion. Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the legal opinion are unacceptable. Please revise to either remove or modify this language.

Response:

We respectfully disagree that the at-issue paragraph –

"This opinion letter is provided for use solely in connection with the resale of the Common Stock covered by the Registration Statement and may not be furnished to, quoted from or relied upon by any other person, firm, or corporation without our express written consent."

- is an unacceptable limitation on reliance or is contrary to the SEC's position as set forth in Staff Legal Bulletin No. 19 "Legality and Tax Opinions in Registered Offerings," which specifically prohibits an opinion from limiting reliance solely to the issuer or its board of directors on the basis that purchasers of the securities in the offering are entitled to rely on the opinion. We agree with this position, and our counsel's opinion does not make any such limitation. Our counsel's opinion states that it is "for use in connection with the resale of the Common Stock covered by the Registration Statement." It is implicit that all investors/purchasers of the underlying common stock are entitled to rely on our counsel's legal opinion. Further, this issue has arisen in earlier registration statements filed by the Company, and the SEC has agreed to this language.

With this Response Letter, we confirm that Exhibit 5.1 (Opinion of McKenna Long & Aldridge) covers, without exception, the resale of the common stock covered by the resale registration statement and all purchasers of such common stock are entitled to rely on our counsel's legality opinion.

Acknowledgement

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I will confirm with you within the next 48 hours whether our response is satisfactory; however, if, before that time, you have any further comments or require any further information or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. Jay Shah at (404) 527-4593.

United States Securities and Exchange Commission

April 25, 2014

Very truly yours,

/s/ Thomas Wardell, Esq.

Thomas Wardell, Esq.

cc:	David Chong, CFO, China Recycling Energy Corp.
Jeffrey Li, Esq.
Jay V. Shah, Esq.